Exhibit 99.1

Tuniu Announces Unaudited Second Quarter 2019 Financial Results

NANJING, China, August 28, 2019 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer, said, “During the quarter, we remain focused on improving our products, strengthening our supply chain and expanding our distribution channels. By newly launching innovative travel products while upgrading our existing selection, we are able to capture the diversified demands of Chinese travelers. Together with the utilization of centralized procurements across the company and development of our local tour operator service network, we will be able to improve our monetization capability.”

Ms. Maria Yi Xin, Tuniu’s Chief Financial Officer, said, “Our offline retail stores, social e-commerce, and S2B2C distribution continue to diversify our sales channel, making Tuniu’s high quality products and services accessible to more customers across China. We expect these channels to make more meaningful contributions to our financials going forward. We will also increase the level of automation in order to improve the efficiency of our employees and the overall company.”

Second Quarter 2019 Results

Net revenues were RMB520.3 million (US$75.81 million) in the second quarter of 2019, representing a year-over-year decrease of 0.9% from the corresponding period in 2018.

•	Revenues from packaged tours were RMB429.5 million (US$62.6 million) in the second quarter of 2019, representing a year-over-year decrease of 1.9% from the corresponding period in 2018. The decrease was primarily due to the decline in demand for travel to certain destinations.

•	Other revenues were RMB90.8 million (US$13.2 million) in the second quarter of 2019, representing a year-over-year increase of 3.7% from the corresponding period in 2018. The increase was primarily due to a rise in commission fees received from certain travel-related products.

Cost of revenues was RMB287.3 million (US$41.9 million) in the second quarter of 2019, representing a year-over-year increase of 4.7% from the corresponding period in 2018. As a percentage of net revenues, cost of revenues was 55.2% in the second quarter of 2019 compared to 52.3% in the corresponding period in 2018.

Gross profit was RMB233.0 million (US$33.9 million) in the second quarter of 2019, representing a year-over-year decrease of 7.1% from the corresponding period in 2018.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.8650 on June 28, 2019 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

Operating expenses were RMB432.2 million (US$63.0 million) in the second quarter of 2019, representing a year-over-year increase of 16.2% from the corresponding period in 2018. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB49.7 million (US$7.2 million) in the second quarter of 2019. Non-GAAP2 operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB382.5 million (US$55.7 million) in the second quarter of 2019, representing a year-over-year increase of 22.6%.

•	Research and product development expenses were RMB80.2 million (US$11.7 million) in the second quarter of 2019, representing a year-over-year increase of 4.1%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB4.6 million (US$0.7 million), were RMB75.6 million (US$11.0 million) in the second quarter of 2019, representing a year-over-year increase of 1.1% from the corresponding period in 2018. The increase was primarily due to an increase in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB224.6 million (US$32.7 million) in the second quarter of 2019, representing a year-over-year increase of 29.3%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB35.7 million (US$5.2 million), were RMB188.9 million (US$27.5 million) in the second quarter of 2019, representing a year-over-year increase of 35.7% from the corresponding period in 2018. The increase was primarily due to the expansion of our offline retail stores and our strengthened promotional campaigns on certain marketing channels.

•	General and administrative expenses were RMB134.4 million (US$19.6 million) in the second quarter of 2019, representing a year-over-year increase of 3.9%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB9.4 million (US$1.4 million), were RMB125.0 million (US$18.2 million) in the second quarter of 2019, representing a year-over-year increase of 17.8% from the corresponding period in 2018. The increase was primarily due to an increase in general and administrative personnel related expenses.

Loss from operations was RMB199.2 million (US$29.0 million) in the second quarter of 2019, compared to a loss from operations of RMB121.1 million in the second quarter of 2018. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB147.7 million (US$21.5 million) in the second quarter of 2019.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Net loss was RMB167.2 million (US$24.3 million) in the second quarter of 2019, compared to a net loss of RMB82.8 million in the second quarter of 2018. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB115.6 million (US$16.8 million) in the second quarter of 2019.

Net loss attributable to ordinary shareholders was RMB168.0 million (US$24.5 million) in the second quarter of 2019, compared to a net loss attributable to ordinary shareholders of RMB79.6 million in the second quarter of 2018. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB116.4 million (US17.0 million) in the second quarter of 2019.

As of June 30, 2019, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2.0 billion (US$295.3 million).

Business Outlook

For the third quarter of 2019, Tuniu expects to generate RMB763.1 million to RMB801.3 million of net revenues, which represents 0% to 5% increase year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on August 28, 2019, (8:00 pm, Beijing/Hong Kong Time, on August 28, 2019) to discuss the second quarter 2019 financial results.

To participate in the conference call, please dial the following numbers:

US: +1-888-346-8982

Hong Kong: +852-301-84992

Mainland China: 4001-201203

International: +1-412-902-4272

Conference ID: Tuniu 2Q 2019 Earnings Call

A telephone replay will be available one hour after the end of the conference through September 4, 2019. The dial-in details are as follows:

US: +1-877-344-7529

International: +1-412-317-0088

Replay Access Code: 10134396

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including over 3,000 professional customer service representatives, 24/7 call centers, over 500 offline retail stores and 33 self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	560,356	361,914	52,719
Restricted cash	270,670	250,758	36,527
Short-term investments	859,211	1,414,306	206,017
Accounts receivable, net	347,547	458,172	66,740
Amounts due from related parties	696,520	675,752	98,434
Prepayments and other current assets	1,673,584	1,564,558	227,903
Total current assets	4,407,888	4,725,460	688,340

Non-current assets
Long-term investments	1,302,506	1,484,644	216,263
Property and equipment, net	187,360	210,397	30,648
Intangible assets, net	317,885	252,518	36,783
Land use right, net	100,836	99,805	14,538
Operating lease right-of-use assets, net*	-	170,455	24,830
Goodwill	159,409	179,959	26,214
Other non-current assets	81,039	85,035	12,387
Total non-current assets	2,149,035	2,482,813	361,663
Total assets	6,556,923	7,208,273	1,050,003

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	49,312	83,628	12,182
Accounts and notes payable	1,305,610	1,796,340	261,666
Amounts due to related parties	77,159	53,398	7,778
Salary and welfare payable	104,480	89,526	13,041
Taxes payable	23,316	6,971	1,015
Advances from customers	1,058,946	1,214,681	176,938
Operating lease liabilities, current*	-	86,694	12,628
Accrued expenses and other current liabilities	483,832	600,253	87,437
Total current liabilities	3,102,655	3,931,491	572,685

Non-current liabilities
Operating lease liabilities, non-current*	-	92,614	13,491
Deferred tax liabilities	19,855	20,308	2,958
Long-term borrowings	4,492	5,963	869
Other non-current liabilities	16,069	10,308	1,502
Total non-current liabilities	40,416	129,193	18,820
Total liabilities	3,143,071	4,060,684	591,505

Mezzanine equity
Redeemable noncontrolling interests	69,319	71,854	10,467

Shareholders' equity
Ordinary shares	249	249	36
Less: Treasury stock	(304,535)	(311,435)	(45,366)
Additional paid-in capital	9,061,979	9,094,445	1,324,755
Accumulated other comprehensive income	284,079	286,447	41,726
Accumulated deficit	(5,691,409)	(6,008,423)	(875,225)
Total Tuniu's shareholders' equity	3,350,363	3,061,283	445,926
Noncontrolling interests	(5,830)	14,452	2,105
Total Shareholders' equity	3,344,533	3,075,735	448,031
Total liabilities and shareholders' equity	6,556,923	7,208,273	1,050,003

*On 1 January 2019, the Company adopted ASC 842, Leases and used the optional transition method to initially apply this new lease standard at the adoption date. Right-of-use assets and lease liabilities were recognized on the Company's consolidated financial statements.

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	US$
Revenues
Packaged tours	437,609	365,893	429,482	62,561
Others	87,641	90,964	90,848	13,234
Net revenues	525,250	456,857	520,330	75,795
Cost of revenues	(274,475)	(206,019)	(287,330)	(41,854)
Gross profit	250,775	250,838	233,000	33,941

Operating expenses
Research and product development	(77,044)	(80,016)	(80,197)	(11,682)
Sales and marketing	(173,638)	(218,820)	(224,582)	(32,714)
General and administrative	(129,317)	(135,072)	(134,389)	(19,576)
Other operating income	8,078	2,543	6,925	1,009
Total operating expenses	(371,921)	(431,365)	(432,243)	(62,963)
Loss from operations	(121,146)	(180,527)	(199,243)	(29,022)
Other income/(expenses)
Interest and investment income	44,592	38,671	36,645	5,338
Interest expense	(36)	(6,810)	(6,970)	(1,015)
Foreign exchange (losses)/gains, net	(6,633)	(303)	1,090	159
Other (loss)/income, net	(121)	268	586	85
Loss before income tax expense	(83,344)	(148,701)	(167,892)	(24,455)
Income tax benefit	524	525	738	108
Net loss	(82,820)	(148,176)	(167,154)	(24,347)
Net (loss)/income attributable to noncontrolling interests	(1,721)	1,169	(444)	(65)
Net income attributable to redeemable noncontrolling interests	255	714	245	36
Net loss attributable to Tuniu Corporation	(81,354)	(150,059)	(166,955)	(24,318)
Reversal of/(Accretion on) redeemable noncontrolling interest	1,733	(543)	(1,033)	(150)
Net loss attributable to ordinary shareholders	(79,621)	(150,602)	(167,988)	(24,468)

Net loss	(82,820)	(148,176)	(167,154)	(24,347)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	23,802	(4,742)	7,110	1,036
Comprehensive loss	(59,018)	(152,918)	(160,044)	(23,311)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.21)	(0.41)	(0.45)	(0.07)
Net loss per ADS - basic and diluted*	(0.63)	(1.23)	(1.35)	(0.21)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	381,234,313	369,190,766	369,343,738	369,343,738

Share-based compensation expenses included are as follows:
Cost of revenues	250	1,869	1,827	266
Research and product development	1,901	5,041	4,112	599
Sales and marketing	231	1,416	1,519	221
General and administrative	22,485	14,835	8,723	1,271
Total	24,867	23,161	16,181	2,357

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended June 30, 2019
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result
Cost of revenues	(287,330)	1,827	-	(285,503)

Research and product development	(80,197)	4,112	513	(75,572)
Sales and marketing	(224,582)	1,519	34,163	(188,900)
General and administrative	(134,389)	8,723	704	(124,962)
Other operating income	6,925	-	-	6,925
Total operating expenses	(432,243)	14,354	35,380	(382,509)

Loss from operations	(199,243)	16,181	35,380	(147,682)

Net loss	(167,154)	16,181	35,380	(115,593)

Net loss attributable to ordinary shareholders	(167,988)	16,181	35,380	(116,427)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.45)			(0.32)
Net loss per ADS - basic and diluted (RMB)	(1.35)			(0.96)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,343,738			369,343,738

	Quarter Ended March 31, 2019
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result
Cost of revenues	(206,019)	1,869	-	(204,150)

Research and product development	(80,016)	5,041	513	(74,462)
Sales and marketing	(218,820)	1,416	34,163	(183,241)
General and administrative	(135,072)	14,835	703	(119,534)
Other operating income	2,543	-	-	2,543
Total operating expenses	(431,365)	21,292	35,379	(374,694)

Loss from operations	(180,527)	23,161	35,379	(121,987)

Net loss	(148,176)	23,161	35,379	(89,636)

Net loss attributable to ordinary shareholders	(150,602)	23,161	35,379	(92,062)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.41)			(0.25)
Net loss per ADS - basic and diluted (RMB)	(1.23)			(0.75)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,190,766			369,190,766

	Quarter Ended June 30, 2018
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result
Cost of revenues	(274,475)	250	-	(274,225)

Research and product development	(77,044)	1,901	399	(74,744)
Sales and marketing	(173,638)	231	34,163	(139,244)
General and administrative	(129,317)	22,485	781	(106,051)
Other operating income	8,078	-	-	8,078
Total operating expenses	(371,921)	24,617	35,343	(311,961)

Loss from operations	(121,146)	24,867	35,343	(60,936)

Net loss	(82,820)	24,867	35,343	(22,610)

Net loss attributable to ordinary shareholders	(79,621)	24,867	35,343	(19,411)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.21)			(0.05)
Net loss per ADS - basic and diluted (RMB)	(0.63)			(0.15)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	381,234,313			381,234,313

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.